TSET, INC.
                          464 Common Street, Suite 301
                          Belmont, Massachusetts 02478

                                 August 12, 2002

                                 FILED VIA EDGAR
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                              Washington, DC 20549

                               Attn: Steven Duvall

        RE: REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-1

                                   TSET, Inc.
                               File No.: 333-91194

                              Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting TSET, Inc. (the "Registrant") to withdrawal the Registration Statement on Form SB-1 filed by the Registrant on June 26, 2002 and Pre-Effective Amendment No. 1 filed on August 2, 2002, (collectively, the "Registration Statement").

No securities were sold in connection with the offering that was the subject of the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the filing of the Post-Effective Amendment is not suitable as a means to disclose certain amendments to the Registrant's equity line with Fusion Capital Fund II, LLC, and that a new registration statement should be filed with the SEC with respect to the offering for these purposes. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Daniel R. Dwight

Daniel R. Dwight